SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 2)
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
First BancTrust Corporation
(Name of the Issuer)
First BancTrust Corporation
FBT Merger Co.
(Name of Person(s) Filing Statement)
Common Stock
(Title of Class of Securities)
31868F 10 2
(CUSIP Number of Class of Securities)

Terry J. Howard	Copy to:
President and Chief Executive Officer	Timothy E. Kraepel
First BancTrust Corporation	Howard & Howard Attorneys, P.C.
101 South Central Avenue	39400 Woodward Avenue, Suite 101
Paris, Illinois 61944	Bloomfield Hills, MI 48304-5151
(217) 465-6381	(248) 645-1483
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$305,569	$12.01

*	For purposes of calculating the fee only. This amount assumes the acquisition of 27,779 shares of common stock of the subject company acquired in the merger for $11.00 per share in cash (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000393 of the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12.01	Filing Party: FIRST BANCTRUST CORPORATION

Form or Registration No.: SCHEDULE 14A	Date Filed: JUNE 9, 2008

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Rule 13E-3 Transaction Statement initially filed on June 9, 2008, and Amendment No. 1 thereto filed on August 8, 2008 and is being filed by First BancTrust Corporation, a Delaware corporation (the “Company”) in connection with the proposed merger (the “Merger”) of FBT Merger Co., (a recently incorporated Delaware corporation formed solely for the purpose of effecting the Merger) with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of April 21, 2008 between the Company and FBT Merger Co. (the “Merger Agreement”).
     Upon effectiveness of the Merger, (i) each share of the Company’s common stock (the “Common Stock”), held of record by a stockholder who owns, as of the close of business on the date preceding the effective time of the merger, fewer than 250 shares of Common Stock will be converted into the right to receive $11.00 in cash from the Company; and (ii) each share of the Common Stock held of record by a stockholder who owns, as of the close of business on the date preceding the effective time of the merger, 250 or more shares of Common Stock will not be affected by the Merger and will remain outstanding.
     This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a definitive proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Proxy Statement”), pursuant to which the stockholders of First BancTrust Corporation will be given notice of and asked to approve the Merger and the Merger Agreement at the Company’s special stockholders’ meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.
Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER.”
Item 2.	Subject Company Information

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—General, —Stock Repurchases by First BancTrust, —Recent Affiliate Transactions in First BancTrust Stock; —Market for Common Stock and Dividend Information; and —Dividend Policy” and “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Number of Shares Outstanding.”
Item 3.	Identity and Background of Filing Person

The filing persons are First BancTrust Corporation and FBT Merger Co. The subject company is First BancTrust Corporation. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—General,” “—FBT Merger Co.,” “—Directors and Executive Officers of First BancTrust” and “—Voting Securities and Principal Holders Thereof.”
Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SUMMARY TERM SHEET,” “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Requirements for Stockholder Approval,” “SPECIAL FACTORS—Purposes of and Reasons for the Merger Proposal, —Structure of the Merger, —Recommendation of our Board of Directors, — Financial Fairness, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, —Dissenters’ Rights, and —Material U.S. Federal Income Tax Consequences of the Merger,” and “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—Market for Common Stock and Dividend Information.”
Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 1005

(a) Transactions.

Not Applicable.

(b) – (c) Significant Corporate Events; Negotiations or Contacts.

Not Applicable.

(e) Agreements Involving the Subject Company’s Securities.

Not Applicable.
Item 6.	Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Structure of the Merger, — Purposes of and Reasons for the Merger Proposal, —Purposes and Reasons of FBT Merger Co. for the Merger Proposal,, — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, — Operations of First BancTrust and the Bank Following the Merger; — Financing of the Merger; — Termination of Securities Exchange Act Registration; and, — Conversion and Exchange of Stock Certificates,” and “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES —Directors and Executive Officers of First BancTrust, — Market for Common Stock and Dividend Information; and — Dividend Policy.”

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Purposes of and Reasons for the Merger Proposal, —Background of Merger Proposal —Recommendation of our Board of Directors, — Purposes and Reasons for FBT Merger Co. for the Merger Proposal, — Interests of Certain Persons in the Merger, — Pro Forma Effect of the Merger, — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, — Operations of First BancTrust and the Bank Following the Merger, and — Material U.S. Federal Income Tax Consequences of the Merger,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”
Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Background of the Merger Proposal; — Recommendation of our Board of Directors; — Financial Fairness; and — Position of FBT Merger Co. as to the Fairness of the Merger.”
Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Financial Fairness, — Determination of the Terms of the Merger”; “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”; and Appendix B—Fairness Opinion.
Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS — Financing of the Merger; and, — Source of Funds and Expenses.”
Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—Voting Securities and Principal Holders Thereof, —Recent Affiliate Transactions in First BancTrust Stock, and —Stock Repurchases by First BancTrust.”
Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of our Board of Directors; — Financial Fairness; and — Position of FBT Merger Co. as to the Fairness of the Merger” and “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS.”
Item 13.	Financial Statements

(a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from First BancTrust Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. The information in the proxy statement referred to in “DOCUMENTS INCORPORATED BY REFERENCE” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

Information concerning First BancTrust Corporation’s pro forma book value and earnings to fixed charges is set forth in the proxy statement under “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and is incorporated herein by reference.

(b) The information set forth in the proxy statement under “SPECIAL FACTORS — Pro Forma Effect of the Merger” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” is incorporated herein by reference.

(c) The following information is incorporated by reference from the proxy statement: (1) Summarized financial information specified in Section 1-02(bb)(1) of Regulation S-X: (Note: Pursuant to the instructions to Section 1-02(bb)(1) of Regulation S-X, First BancTrust Corporation is engaged in a “specialized” industry in which classified balance sheets, net sales, gross revenues, and gross profits are not normally presented. See also, Article 9 of Regulation S-X.) Balance sheets for the years ended December 31, 2007 and 2006 appear on page 41. Balance sheets for the quarters ended June 30, 2008 and 2007 appear on page 43. Consolidated statements of income for the years ended December 31, 2007 and 2006 appear on page 42. Consolidated statements of income for the six month period ended June 30, 2008 and 2007 appear on page 44.

(2)	Income per common share from continuing operations (basic and diluted) for the respective periods appear on pages 42 and 44.

(3)	Net income per common share (basic and diluted) for the respective periods appear on pages 42 and 44.

(4)	Ratio of earnings to fixed charges appears on page 49.

(5)	Book value per share as of the date of the most recent balance sheet appears on page 49.

(6)	Pro Forma data appears on pages 45 through 48.
Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Solicitation of Proxies.”
Item 15.	Additional Information

Portions of the Definitive Proxy Statement included as Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 — 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.

Item 16.	Exhibits

1. Definitive Proxy Statement, Form of Proxy, Notice of Special Meeting of Stockholders and related cover letter, filed with the Securities and Exchange Commission on September 2, 2008, including Appendix A—Agreement and Plan of Merger, Appendix B — Amendment to Certificate of Incorporation, Appendix C — Fairness Opinion and Appendix D — Dissenters’ Rights.(Incorporated by reference from Amendment No. 2 to Schedule 14A filed on September 2, 2008.)

2. Valuation Report of Howe Barnes.(Incorporated by reference from Schedule 13E - 3 filed on June 9, 2008.)
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2008	FIRST BANCTRUST CORPORATION

	By:	/s/Terry J. Howard
Terry J. Howard
President and Chief Executive Officer

FBT MERGER CO.
	By:	/s/Terry J. Howard
Terry J. Howard
President

EXHIBIT INDEX
1. Definitive Proxy Statement, Form of Proxy, Notice of Special Meeting of Stockholders and related cover letter, filed with the Securities and Exchange Commission on September 2, 2008, including Appendix A—Agreement and Plan of Merger, Appendix B — Amendment to Certificate of Incorporation, Appendix C — Fairness Opinion and Appendix D — Dissenters’ Rights. (Incorporated by reference from Amendment No. 2 to Schedule 14A filed on September 2, 2008.)
2. Valuation Report of Howe Barnes. (Incorporated by reference from Schedule 13E - 3 filed on June 9, 2008.)